ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

October 10, 2006

VIA EDGAR

Filing Desk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.
Amendment No. 2 to Registration Statement on Form S-1
SEC File No. 333-136285
Amendment No. 2 to Registration Statement on Form S-4
SEC File No. 333-136476

Ladies and Gentlemen:

Attached for filing on behalf of Southern National Bancorp of Virginia, Inc. (“SNBV”) is Amendment No. 2 (the “S-1 Amendment”) to the Registration Statement on Form S-1 (SEC File No. 333-136285) (the “Form S-1”) and to be filed shortly hereafter will be Amendment No. 2 (the “S-4 Amendment”) to the Registration Statement on Form S-4 (SEC File No. 333-136476), both of which are being, and will be, filed pursuant to the requirements of Regulation S-T. The Amendments revise the Form S-1, originally filed on August 4, 2006, and will revise the Form S-4, originally filed on August 10, 2006, to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2006.

For convenience, we have set forth each numbered Staff comment below in bold-faced type. SNBV has authorized us to provide the responses to such comments in this letter. Each response immediately follows each numbered comment and relates, to the extent noted, to the revisions made to the Form S-1 as set forth in the S-1 Amendment and/or to the Form S-4 set forth in the Form S-4 Amendment. Each Amendment is, or will be, marked to reflect the changes made therein. The page number references are to the marked version of the S-1 Amendment.

Filing Desk

October 10, 2006

Form S-1

Anti-takeover provisions of our Articles of Incorporation and Bylaws….page 13

1.	While we note that your response to comment number 7 refers the investor to more extensive discussion, we also see that you deleted relevant disclosure regarding this risk factor. Please revise to include the deleted language.

The language that was deleted from Amendment No. 1 has been re-inserted in this Amendment No. 2. See page 13.

Dilution page 21

2.	Please recalculate and revise the line item dilution as a percentage of purchase price in the offering at the 50% offering level and revise as appropriate.

This figure has been recalculated. See page 21.

Unaudited Pro Forma Combined Consolidated Financial Statements Consolidated Balance Sheet, page F-28

3.	Please revise the consolidated balance sheet to present the pro forma adjustments (b) and (f) on a gross basis.

The requested revisions have been made. See page F-28.

Note 4 - Mortgage Division, page F-32

4.	Please revise the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income appearing on pages F-29 & F-30 to exclude the results of discontinued operations. Refer to Rule 11-02 Instruction 1 of Regulation S-X. In addition, the Summary Consolidated Data and the Selected Financial Data should be revised accordingly.

The requested changes have been made. See pages 7, 23, F-29 and F-30.

1st Service Bank

Financial Statements, pages F-33-F-48

5.	Please revise the financial statements to label them as restated. We note that you have stated the basis of the restatement in note 15 under the title Discontinued Operations.

Filing Desk

October 10, 2006

The financial statements have been re-labeled as requested. See pages F-34, F-35, F-36, F-37 and F-49.

6.	Please file a, revised independent auditors’ report dated appropriately to address the restatement and provide a new consent. In the consent do not state that the financial statements are incorporated by reference since they have been included in the filing.

The revised independent auditor’s report has been included in the S-1 Amendment. See page F-33. See also Exhibit 23.2 in the S-1 Amendment for the revised consent.

Form S-4

General

7.	Please revise the Form S-4 amended filing to reflect the changes to be made in the Form S-1 amended filing, as applicable.

The next amendment to the Form S-4 will conform to the changes made in the Form S-1 in response to the staff’s comments, as applicable.

Forepart of Registration Statement

8.	Please provide the staff with a supporting schedule to state how you determined the value to be received by 1st Service shareholders for each common share based upon the negotiated value of a share of SNBV common stock by the parties in the merger agreement as well as the value based upon the mid-point of the estimated share offering range in the SNBV’s initial public offering.

As supplemental information, please note that the per share value to be received by 1st Service shareholders in the merger has been calculated as follows:

Based upon upon the $12.50 assumed price for a share of SNBV common stock negotiated by the parties in the merger:

.76092 (the exchange ratio, or the amount of a SNBV share to be received) times $12.50 = $9.51 (the stock to be received per share) + $5.26 (the cash to received per share) = $14.77.

Based upon the $14.00 mid-point of the estimated per share offering price range in the initial public offering of the SNBV common stock:

.76092 (the exchange ratio) times $14.00 = $10.65 (the stock to be received per share) + $5.26 (the cash to be received per share) = $15.91.

Filing Desk

October 10, 2006

SNBV has reviewed and understands the information set forth at the end of the Staff’s comment letter.

Please do not hesitate to call the undersigned at the above-listed number if there are any questions regarding the Registration Statement or if we can be of assistance in any way.

Sincerely,

/s/ Jeffrey A. Koeppel
Jeffrey A. Koeppel